601 Lexington Avenue New York, New York 10022

Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

November 7, 2011

Via EDGAR

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Avis Budget Car Rental, LLC
Avis Budget Finance, Inc.
Registration Statement on Form S-4
Filed October 25, 2011
File No. 333-177490

Dear Mr. Dobbie:

On behalf of our clients Avis Budget Car Rental, LLC, a Delaware limited liability company (the “Company”), and Avis Budget Finance, Inc., a Delaware corporation (together with the Company, the “Issuers”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-4 of the Issuers, filed on October 25, 2011 (as amended, the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Issuers for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to David B. Wyshner, Executive Vice President and Chief Financial Officer of the Issuers, dated November 4, 2011, from the staff of the Commission (the “Staff”). The numbered paragraph below sets forth the Staff’s comment together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 7, 2011

Registration Statement on Form S-4

Signatures, page S-1

1.	Staff’s comment: We note that you have not included signatures of the principal financial officers for some of your co-registrants. Please revise pages S-6, S-7, and S-8 accordingly.

Response: In response to the Staff’s comment, the Issuers advise the Staff that they have revised the signature pages at pages S-6, S-7 and S-8 of the Registration Statement to include the signatures of the principal financial officers of the co-registrants listed on those pages.

*        *        *         *        *

In addition, each of the Issuers hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Jean M. Sera, Esq.
Joshua N. Korff, Esq.